UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2020

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
200 East Randolph Drive Chicago, Illinois		**60601**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 29, 2020, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2020 and the declaration of a dividend for the quarter ended September 30, 2020, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), a decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated October 29, 2020

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 29, 2020   By: /s/ Roger D. Lundstrom

                                                 Roger D. Lundstrom

                                               Executive Vice President and Chief Financial Officer



Exhibit 99.1

October 29, 2020

To Our Members:

This has already been a difficult year and all signs point to the challenges continuing well into next year as communities across Illinois and Wisconsin are experiencing a rise in COVID-19 cases resulting in plans to reopen being reconsidered or rolled back. As we move into winter, it is likely that local economies will continue to be strained. And, while vaccines to aid in preventing the virus are in development, none are likely to be widely available until 2021. As you well know, such conditions make the support your communities receive from each of you even more essential.

You are the fabric of your communities and we are pleased that we have been and will be able to continue to support you as you provide assistance to your communities. We have been inspired by your response during this crisis and pleased that you have so effectively utilized our regular products and services and our special COVID-19 relief programs. Member participation in our COVID-19 Relief Program and Targeted Impact Fund has been significant; 98% of our members used Relief Advances, Relief Grants, or both, and as of October 19, 2020, 58% of our members have used the Targeted Impact Fund to support many of the beneficiaries most impacted by the pandemic. In fact, overall member utilization of Federal Home Loan Bank of Chicago (Bank or FHLBank Chicago) resources has never been greater, with nearly 90% of our members using one or more core products (advances, Mortgage Partnership Finance® Program products, letters of credit, Affordable Housing Program grants, or Downpayment Plus® Programs) to support your businesses and communities this year.

As your customers rely on you to provide essential products and services to them, you rely on us to support you in this very difficult time. During times of uncertainty, having a trusted advisor is more important than ever. As your member-owned, member-focused Bank, we stand by you as your partner, are committed to providing the products, solutions, and services you value most, and are prepared to do more as this crisis continues.

Targeted Impact Fund
As the COVID-19 pandemic unfolded, we saw the disproportionate impact the pandemic is having on certain populations across Illinois and Wisconsin. Our members have responded with compassion by participating in our Targeted Impact Fund to deploy direct support to those most in need. Through the Targeted Impact Fund, many of our members are accessing grants to provide aid to Black, Latino, and Native American communities as well as the elderly, rural, and low- and moderate-income areas, and to support organizations that promote equity and opportunity for these underserved populations.

As of October 19, 2020, Targeted Impact Fund highlights include:

- 58% of members have utilized the Targeted Impact Fund and 30% of participating members have provided matching funds
- FHLBank Chicago has provided members nearly $6.4 million in grant dollars
- Grant dollars have supported 1,077 beneficiaries across Illinois and Wisconsin
- Grant dollars have been distributed to the beneficiary categories as shown in the table on the following page; note that some beneficiaries fall into more than one category



Targeted Impact Fund

Beneficiary Category	Grant Dollars	Number of Beneficiaries	*% of Beneficiaries
Minority and Women Business Enterprises	$1.2 million	198	18%
Advancement of Black and Latino communities	$2.1 million	272	25%
Community empowerment for populations hardest-hit by COVID-19	$5.0 million	724	67%
Affordable housing sustainability	$2.4 million	300	28%

*Beneficiaries can qualify under multiple categories.

Due to popular demand, the deadline to apply for funding has been extended to November 10, 2020. Visit our COVID-19 Resource Center for additional information on the Targeted Impact Fund and to stay up-to-date on our ongoing accommodations and relief provisions. **Director**

Election and Community Investment Advisory Council Nominations
Voting for the 2020 Director Election closes on November 3, 2020, at 5:00 p.m. CST. Ensure your institution's voice is heard by participating in this year's election process. We will announce the results of the election once the results have been confirmed, and the newly elected Directors will take office on January 1, 2021. The nomination process for the 2021 Community Investment Advisory Council also occurred this fall, and we anticipate announcing the newly elected Advisory Council members in November.

Optimizing Your Collateral
Expanding your collateral eligibility to maximize your borrowing capacity with us continues to be one of our primary objectives as your member-focused Bank. We implemented new collateral enhancements this year that not only expand your eligibility, but also make pledging easier in a virtual environment. In August, we began accepting 1-4 family residential mortgage eNotes (electronic promissory notes) as collateral. Read our announcement on how this digital solution automates the origination process, provides a more efficient funding experience, and can help reduce operation and servicing costs. Earlier this month, we began accepting construction, land development, and other land loans such as vacant land loans from our depository members. These eligible loan types can be used to support a variety of borrowing activities with us or serve as an additional source of contingent liquidity. Read our announcement to learn more about our latest enhancements to expand your collateral eligibility.

Third Quarter 2020 Dividend and Dividend Guidance
Based on our preliminary financial results for the third quarter of 2020, the Board of Directors of FHLBank Chicago declared a dividend of 5.00% (annualized) for Class B1 activity stock, in line with the Class B1 guidance last provided on July 30, 2020. Additionally, the Board also declared a dividend of 2.25% (annualized) for Class B2 membership stock. The dividend for the third quarter of 2020 will be paid by crediting your DID account on November 12, 2020. **We expect to maintain a 5.00% (annualized) dividend for Class B1 activity stock for the fourth quarter of 2020 and first quarter of 2021, based on current projections and assumptions regarding our financial condition**. We are providing this information to assist you in planning your activity with us.

FHLBank Chicago pays a higher dividend per share on your activity stock to recognize members that support the entire cooperative through the use of our products. The higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs, and this benefit has increased on a relative basis as the Federal Reserve has cut short-term interest rates twice this year.



As we have clearly demonstrated during this pandemic, we are committed to meeting your liquidity and funding needs. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.

Third Quarter 2020 Financial Highlights
At the end of the third quarter, activity on advances and Mortgage Partnership Finance® (MPF®) Program loans outstanding remained elevated due to market uncertainties and historically low rates. We expect to report net income of $85 million for the third quarter when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. You can access it on our website, fhlbc.com, or through the SEC's reporting website. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited.

- Advances outstanding decreased $0.7 billion to $49.8 billion at September 30, 2020, down from $50.5 billion at December 31, 2019. Many of our depository members experienced an inflow of deposits on their balance sheets along with reduced loan demand, while also having access to other liquidity sources as a result of certain government actions related to the COVID-19 pandemic. Although these factors continued to reduce our depository members' need for advances, increased advance borrowing by insurance company members has partially offset the decrease by depository members.

- MPF Loans held in portfolio increased to $10.5 billion at September 30, 2020, up from $10.0 billion at December 31, 2019, due mainly to increased volume from loan origination activity driven by refinancing as mortgage rates declined overall.

- Total investment securities increased 10% to $25.4 billion at September 30, 2020, up from $23.1 billion at December 31, 2019, as purchases exceeded paydowns and maturities.

- Total assets decreased to $98.4 billion as of September 30, 2020, compared to $99.8 billion as of December 31, 2019, primarily due to a decrease in short-term liquid assets and advances.

- Letters of credit commitments decreased to $21.7 billion at September 30, 2020, down from $23.9 billion at December 31, 2019, primarily due to reduced member demand.

- We recorded net income of $85 million in the third quarter of 2020, up from $79 million in the third quarter of 2019, primarily due to increased net interest income from advance prepayments partially offset by unrealized losses on assets carried at fair value. Earlier this year, we committed to spend approximately $30 million for targeted relief associated with the impact of the COVID-19 pandemic across our District, of which $24 million was provided to members and recorded as an expense in the second and third quarters of 2020.

- Net interest income after provision for credit losses for the third quarter of 2020 was $168 million, up from $113 million for the third quarter of 2019, primarily due to a short-term trend of widening interest rate spreads between our assets predominantly linked to LIBOR and our debt increasingly linked to SOFR and the receipt of approximately $27 million of advance prepayment fees (net of associated hedging costs) compared to less than $1 million in the same period a year ago.

- In the third quarter of 2020, noninterest income (loss) was ($8) million, down $37 million from $29 million for the third quarter of 2019, primarily due to unrealized losses on assets carried at fair value (trading securities and instruments held under fair value option).



- We remained in compliance with all of our regulatory capital requirements as of September 30, 2020.

Virtual Events

We are looking forward to interacting with our members in-person, when the time is right to gather together again in a practical and safe manner. In the meantime, given the tremendous success of our virtual conferences this year, we believe we can continue to deliver educational and informative world-class events in a virtual setting. We will soon announce virtual events that span the next six months. Stay tuned for details!

Highlights from this year's virtual events are shared below:

- 85% of member institutions registered for at least one event this year – a new record!
- Record attendance for our marquee conferences this year.
- Presenters joined us from across the country, providing live remarks to audience members across Illinois and Wisconsin.

Information on our 2021 FHLBank Chicago Member Meetings will be shared with you before the end of the year. Visit the events section on fhlbc.com to stay up-to-date on all of our event opportunities.

After writing to you regularly for over 12 years, this will be the last quarterly member letter that goes out over my signature. I want to take this opportunity to thank you all for your support as we rebuilt this Bank into a financially strong institution that focuses its resources on serving you and your communities. I have had the opportunity to meet with and work with a number of you over the years and that, along with supporting you with our exceptional team of professionals at the Bank and on our Board, has truly been the highlight of my career. I am also so very pleased that the Board of Directors has chosen Michael Ericson to succeed me as President and CEO. I have worked closely with Michael for most of my time as President and CEO and know that his commitment to serving our members and their communities by maintaining a vibrant and thriving home loan bank mirrors my own.

I wish you all well during these difficult times. As Ellen and I plan on maintaining our house in Twin Lakes, Wisconsin, and our apartment in Evanston, Illinois, I hope to see you around the District.

And, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO



(including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2020	December 31, 2019	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 12,199	$ 15,815	(23)%
Investment securities	25,359	23,096	10 %
Advances	49,771	50,508	(1)%
MPF Loans held in portfolio, net of allowance for credit losses	10,529	10,000	5 %
Other	529	408	30 %
Assets	$ 98,387	$ 99,827	(1)%
Consolidated obligation discount notes	$ 41,801	$ 41,675	— %
Consolidated obligation bonds	47,970	50,474	(5)%
Other	2,712	2,224	22 %
Liabilities	92,483	94,373	(2)%
Capital stock	2,041	1,713	19 %
Retained earnings	3,936	3,770	4 %
Accumulated other comprehensive income (loss)	(73)	(29)	152 %
Capital	5,904	5,454	8 %
Total liabilities and capital	$ 98,387	$ 99,827	(1)%
Member standby letters of credit - off balance sheet	$ 21,666	$ 23,851	(9)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended September 30,			Nine months ended September 30,		
	2020	2019	Change	2020	2019	Change
Interest Income	285	662	(57)%	$ 1,197	$ 2,051	(42)%
Interest Expense	(116)	(549)	(79)%	(744)	(1,704)	(56)%
Net interest income	169	113	50 %	453	347	31 %
Reversal of (provision for) credit losses	(1)	—	— %	(7)	—	— %
Net interest income after reversal of (provision for) credit losses	168	113	49 %	446	347	29 %
Noninterest income	(8)	29	(128)%	3	68	(96)%
Noninterest expense	(65)	(54)	20 %	(207)	(156)	33 %
Income before assessments	95	88	8 %	242	259	(7)%
Affordable Housing Program assessment	(10)	(9)	11 %	(25)	(27)	(7)%
Net income	$ 85	$ 79	8 %	$ 217	$ 232	(6)%
Average interest earning assets	$100,174	$ 97,538	5 %	$101,636	$ 96,166	7 %
Net interest income yield on average interest earning assets	0.67 %	0.46 %	0.21 %	0.59 %	0.48 %	0.11 %